SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

12 January 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 12 January 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 PROTHERICS PLC

                         NOTIFICATION OF PDMR INTERESTS

12 January 2006: Protherics PLC, the biopharmaceutical company focused on critical care and oncology (the "Company"), announces the grant of options over ordinary shares in the Company ("Ordinary Shares"), on 11 January 2006, to the
following PDMR under the terms of the Protherics PLC 1998 Savings-Related Share
Option Scheme.  The options are exercisable at a price of 65 pence per Ordinary
Share.

Name                   Position           Number of                  Exercisable
                                            Options          from             to

Ian T Scoular         Director of Business   24,769     1 Feb 2011   31 Jul 2011
                      Development

Nicholas J Staples    Director of Corporate  14,384     1 Feb 2009   31 Jul 2009
                      Affairs

Following this grant of options, the above hold options over the following number of Ordinary Shares:

Ian T Scoular                           672,540
Nicholas J Staples                      230,648

The current issued share capital of the Company is 246,603,527 ordinary 2p shares.

                                ENDS

For further information contact:

Protherics PLC                                  +44 (0) 20 7246 9950
Julie Vickers, Company Secretary                +44 (0) 928 518010
Nick Staples, Corporate Affairs                 +44 (0) 7919 480510 (mobile)

Financial Dynamics                              +44 (0) 20 7831 3113
David Yates